UNITED STATES

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Form 6-K

     REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934 28 February 2014

Telecom Corporation of New Zealand Limited (“Telecom”)

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(Translation of registrant’s name into English)

New Zealand

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(Jurisdiction of incorporation or organization) Level 2 Telecom Place 167 Victoria Street West Auckland 1010 New Zealand

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(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule

12g3-2(b): n/a

This report on Form 6-K contains the following:

1. Stock exchange announcement – Telecom completes sale of AAPT to TPG Telecom Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 28 February 2014	By:	/s/ Silvana Roest

	Name:	Silvana Roest
	Title:	Company Secretary

STOCK EXCHANGE ANNOUNCEMENT

28 February 2014

Telecom completes sale of AAPT to TPG Telecom Limited

Telecom is pleased to announce it has today completed the sale of AAPT for A$450 million to TPG Telecom Limited.

As announced at its investor strategy day in May 2013, Telecom’s strategic ambition is to become a growing New Zealand company and a future-oriented, competitive provider of communication, entertainment and IT services delivered over its networks and the Cloud.

“The sale of AAPT was consistent with this strategy and with our desire to focus principally on our New Zealand operations and on the needs of New Zealand customers,” said Telecom Chief Executive, Simon Moutter.

Following a period of cost reduction and operational improvement, AAPT has been focused on a revenue growth plan within business and wholesale markets, using its strong network capabilities.

“David Yuile and his management team have done an outstanding job during the last three years to simplify, stabilise and reshape the company,” said Mr Moutter.

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For investor relations queries, please contact: Mark Laing General Manager Corporate Finance +64 (0) 27 227 5890

For media queries, please contact: Richard Llewellyn Head of Communications +64 (0) 27 523 2362

Telecom Corporation of New Zealand Limited ARBN 050 611 277

Telecom Place, 167 Victoria Street West, Private Bag 92028, Auckland, New Zealand